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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                        (Amendment No. ________________)




                                  Restrac, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   76126W 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                   ----------



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-----------------------                                      ------------------
 CUSIP No. 76126W 10 8                13G                     Page 2 of 4 Pages
-----------------------                                      ------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO OF ABOVE PERSON

                  Lars D. Perkins
                  SS# ###-##-####

--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                                                                  (a)  [ ]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts, U.S.A.
--------------------------------------------------------------------------------
                              5      SOLE VOTING POWER

                                     1,125,626
                              --------------------------------------------------
       NUMBER OF              6      SHARED VOTING POWER
         SHARES
      BENEFICIALLY                   0
        OWNED BY              --------------------------------------------------
          EACH                7      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                    1,125,626
                              --------------------------------------------------
                              8      SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,125,626
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         14.3%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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-----------------------                                      ------------------
CUSIP No. 76126W 10 8                13G                     Page 3 of 4 Pages
-----------------------                                      ------------------


Item 1(a).    Name of Issuer:
              --------------

              Restrac, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

              3 Allied Drive, Dedham, MA 02026

Item 2(a).    Name of Person Filing:
              ---------------------

              Lars D. Perkins

Item 2(b).    Address of Principal Business Office or, if None, Residence:
              -----------------------------------------------------------

              3 Allied Drive, Dedham, MA 02026

Item 2(c).    Citizenship:
              -----------

              Massachusetts, U.S.A.

Item 2(d).    Title of Class of Securities:
              ----------------------------

              Common Stock, par value $.01 per share

Item 2(e).    CUSIP Number:
              ------------

              76126W 10 8

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a:
              ----------------------------------------------

              Not applicable

Item 4.       Ownership.
              ---------

              If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

              (a)  Amount beneficially owned: 1,125,626

              (b)  Percent of class: 14.3%

              (c)  Number of shares as to which such person has:

                   (i)   Sole power to vote or to direct the vote: 1,125,626

                   (ii)  Shared power to vote or to direct the vote: 0

                   (iii) Sole power to dispose or to direct the disposition of:
                         1,125,626



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-----------------------                                      ------------------
CUSIP No. 76126W 10 8               13G                       Page 4 of 4 Pages
-----------------------                                      ------------------


              (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.       Ownership of Five Percent or Less of a Class:
              --------------------------------------------

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:
              ---------------------------------------------------------------

              Not applicable.

Item 7.       Identification and Classification of the Subsidiary which Acquired
              ------------------------------------------------------------------
the Security being Reported on by the Parent Holding Company:
------------------------------------------------------------

              Not applicable.

Item 8.       Identification and Classification of Members of the Group:
              ---------------------------------------------------------
              Not applicable.

Item 9.       Notice of Dissolution of the Group:
              ----------------------------------

              Not applicable.

Item 10.      Certification:
              -------------

              Not applicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                           February 6, 1997
                                                       -------------------------
                                                                 Date



                                                       /s/ Lars D. Perkins
                                                       -------------------------
                                                              Signature


                                                           Lars D. Perkins
                                                       -------------------------
                                                             Name/Title